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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-157272 on Form S-3 of our report dated February 23, 2010, relating to the consolidated financial statements and financial statement schedules of Hartford Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in its method of accounting and reporting for other-than-temporary impairments in 2009 and for the fair value measurement of financial instruments in 2008) appearing in the Annual Report on Form 10-K for the year ended December 31, 2009, of the Hartford Life Insurance Company, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP
Hartford, Connecticut
March 1, 2010